Exhibit 99.1

Media Release (Code: ASX: PRR; NASDAQ: PBMD)

10 July 2017

PRIMA BIOMED ANNOUNCES APPROVAL FOR THE INITIATION OF THE ‘INSIGHT’ CLINICAL TRIAL

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” the “Company”) today announced that its collaboration partner, the Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt Germany (“IKF”), has received the regulatory and ethical approvals for the clinical trial investigating IMP321 in new settings, called ”INSIGHT”.

Approval has been received from the Paul-Ehrlich-Institut (“PEI”), the Federal Institute for Vaccines and Biomedicines for the German Federal Ministry of Health, which is the competent regulatory authority in the field of medicinal products that assesses and monitors antibodies for the treatment of cancer and autoimmune diseases for human use. Approval has also been received from the Institute of Clinical Cancer Research ethics committee. The clinical trial will commence in due course.

The investigator sponsored INSIGHT clinical trial will explore different routes of administration of IMP321 in solid tumours.

The lead investigator of the study, Dr Salah-Eddin Al-Batran, commented, “We are thrilled by the prospect of injecting an active immunotherapy directly at the tumour site to see whether the locally induced antigen presenting cell activation leads to a regression of distant tumour masses, a characteristic of anti-tumour CD8 T cell responses. In addition, analysis of local tumour biopsies before and after IMP321 injection will inform us about the immune infiltrates induced by this APC activator.”

Marc Voigt, Chief Executive of Prima, commented, “We are pleased to see the initiation of this new therapeutic application for IMP321. It is the first ever investigation of whether direct injection of IMP321 into a solid tumour can activate the antigen presenting cells located inside the tumour to boost the body’s immune response.”

About INSIGHT

INSIGHT is an explorative, single centre, open-label, Phase I clinical trial to evaluate the feasibility and safety of intra-tumoural, intra-peritoneal, and subcutaneous injections with IMP321 (LAG-3Ig fusion protein) for advanced stage solid tumour entities. The Lead Investigator of this up to 40 patient clinical trial is Professor Doctor Salah-Eddin Al-Batran, the Medical Director of the IKF.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s pharmaceutical partners.

Prima BioMed is listed on the Australian Stock Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au

For further information please contact:

Prima BioMed Ltd:

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (2) 8234 0100; mgregorowski@citadelmagnus.com

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889